VIA EDGAR

December 11, 2008

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	Old Mutual Funds II
1933 Act File No. 333-155404
CIK No. 0000775180
N-14 filed November 17, 2008

Dear Mr. Long:

Listed below are the responses of Old Mutual Funds II (the “Registrant”) to the comments provided on December 3, 2008 and December 10, 2008 regarding the above referenced combined proxy statement and prospectus on Form N-14.  The comments you provided are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

1.
To show contractual expense limitations in the fee and expense table in Part A of Form N-14, the expense limitations must be in effect for a period of at least one year from the effective date of the Form N-14.

At the November 12 – 13, 2008 meeting of the Registrant’s Board of Trustees (the “Board”), the Board approved extending the current expense limitations through December 31, 2009.  This change will be reflected in the footnotes to the Fees and Expenses Table for each of the four proposed reorganizations on Form N-14, and in any other reference to the duration of the current expense limitations.  In addition, the Your Cost Tables will be revised to accurately reflect the 1, 3, 5 and 10 year costs of investing based on the extension of the current expense limitations through December 31, 2009.

2.	Provide the anticipated costs of the proposed reorganization pursuant to Item 7(a) of Form N-14 where such costs are referenced in the Q&A and Voting Information sections of Part A of Form N-14.

The language in the Q&A section and the Voting Information section will be revised as follows in each of the four proposed reorganizations on Form N-14 and will include the anticipated costs of the respective proposed reorganization:

The anticipated costs of the reorganization are approximately $[total anticipated costs will be included for each respective reorganization].

3.
In the Capitalization section of Part A of Form N-14, provide the net asset adjustment for anticipated reorganization costs.  If the anticipated reorganization costs will not be borne by the funds due to applicable expense limitations, so state.

The Capitalization tables will be revised as requested.  In instances where the anticipated reorganization costs will not be borne by the funds, the Net Asset Adjustment will be footnoted and will disclose the following:
The Net Asset Adjustment for costs associated with the Reorganization is $0 because these costs will be payable by Old Mutual Capital pursuant to applicable expense limitations.

4.
With respect to the reorganization of the Old Mutual Mid-Cap Fund (“Mid-Cap Fund”) into the Old Mutual TS&W Mid-Cap Value Fund (“TS&W Mid-Cap Value Fund”) and the reorganization of the Old Mutual Developing Growth Fund (“Developing Growth Fund”) into the Old Mutual Strategic Small Company Fund (“Strategic Small Company Fund”), discuss those factors set forth in North American Security Trust, 1994 WL 718972 (S.E.C. No-Action Letter) (“NAST No-Action Letter”) as they relate to determining the surviving fund for performance reporting purposes.

In NAST, the staff of the Securities and Exchange Commission (“Staff”) addressed the question of whether a surviving or new fund, as a result of reorganization, may use the performance of a predecessor fund.  The Staff emphasized that in making the determination of whether to use the historical performance of the surviving or predecessor fund, “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which…the surviving or new fund most closely resembles.”  The Staff set forth the following non-exclusive factors to consider when comparing the attributes of a surviving or new fund and the predecessor fund:  (1) comparison of the funds’ sub-advisers; (2) comparison of the funds’ investment objectives, policies and restrictions; (3) comparison of the funds’ expense structures and expense ratios; (4) comparison of the funds’ asset size; and (5) comparison of the funds’ portfolio composition.  In addition, the Staff noted:

These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.  We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

Analysis of Proposed Reorganization of the Mid-Cap Fund into the TS&W Mid-Cap Value Fund:

Old Mutual Capital, Inc. (“Old Mutual Capital”), as adviser to the Mid-Cap Fund and the TS&W Mid-Cap Value Fund (together, the “Funds”), has analyzed the Funds in light of the foregoing factors and proposes that the TS&W Mid-Cap Value Fund should be the accounting survivor and that the historical performance of the TS&W Mid-Cap Value Fund should be that which is presented post-reorganization.  The analysis undertaken by Old Mutual Capital to arrive at this proposal is presented below:

1. Comparison of the Funds’ management.

Both Funds are advised by Old Mutual Capital, the Mid-Cap Fund is sub-advised by Liberty Ridge Capital, Inc. (“Liberty Ridge”), and the TS&W Mid-Cap Value Fund is sub-advised by Thompson Siegel & Walmsley, LLC (“TS&W”).  It is proposed that Old Mutual Capital would continue as adviser to the surviving fund and that TS&W would continue as sub-adviser to the surviving fund.  Thus, the surviving fund will resemble the TS&W Mid-Cap Value Fund with respect to fund management, and this factor should weigh toward utilizing the historical financial information and performance of the TS&W Mid-Cap Value Fund.

2. Comparison of the Funds’ investment objectives, policies and restrictions.

The Funds have similar investment strategies in that both Funds invest primarily in mid-capitalization companies.  However, the Mid-Cap Fund seeks to provide investors with above-average total returns over a three to five year market cycle, consistent with reasonable risk, by investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-capitalization companies, while the TS&W Mid-Cap Value Fund seeks to provide investors with long-term capital growth by investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-capitalization companies that TS&W believes present a value or potential worth that is not recognized by prevailing market prices or that have experienced some fundamental changes and are intrinsically undervalued by the investment community.  With respect to market capitalization, the Mid-Cap Fund invests in mid-capitalization companies with market capitalizations similar to the companies in the S&P MidCap 400 Index, while the TS&W Mid-Cap Value Fund invests in mid-capitalization companies with market capitalizations similar to the companies in the Russell MidCap Value Index.
It is proposed that post-reorganization, all of the investment objectives, policies and restrictions of the TS&W Mid-Cap Value Fund will survive.  Therefore, because all of the investment attributes of the TS&W Mid-Cap Value Fund will survive post-reorganization, this factor should weigh toward utilizing the historical financial information and performance of the TS&W Mid-Cap Value Fund.

3. Comparison of the Funds’ load structure, expense structure, and expense ratios.

A tabular comparison of the Funds’ expense structure and expense ratios is presented below.  The data shown is unaudited, based on expenses as of September 30, 2008, and determined based on each Fund’s net assets as of September 30, 2008.

	Fund	Management Fee*	Gross Expenses	Expense Limit
Class A	Mid-Cap	0.95%	4.52%	1.45%
	TS&W Mid-Cap Value	0.95%	3.12%	1.40%
	TS&W Mid-Cap Value (Pro Forma)	0.95%	3.05%	1.40%

Class C	Mid-Cap	0.95%	17.46%	2.20%
	TS&W Mid-Cap Value	0.95%	3.75%	2.15%
	TS&W Mid-Cap Value (Pro Forma)	0.95%	4.15%	2.15%

Class Z	Mid-Cap	0.95%	1.50%	1.20%
	TS&W Mid-Cap Value	0.95%	1.20%	1.12%
	TS&W Mid-Cap Value (Pro Forma)	0.95%	1.45%	1.12%

Institutional Class	Mid-Cap	0.95%	1.50%	1.00%
	TS&W Mid-Cap Value	0.95%	1.24%	1.00%
	TS&W Mid-Cap Value (Pro Forma)	0.95%	1.24%	1.00%

	*The Funds’ management fee breakpoint schedules are identical.

The Funds’ current management fee is identical and although the gross expense ratios differ, both Funds’ gross expense ratios exceed their current respective expense limitations.  It is proposed that the TS&W Mid-Cap Value Fund’s expense limitations, which are lower than or equal to those of the Mid-Cap Fund, continue post-reorganization.

The Funds’ load structure is identical and is presented below.  It is proposed that the load structure will not change from that presented below post-reorganization.

	CLASS A	CLASS C	CLASS Z	INSTITUTIONAL CLASS
Initial Sales Charge	up to 5.75%	None	None	None

CDSC	None (except on redemptions of certain large purchases held for less than one year)	1.00% on redemption within one year	None	None

Distribution and Service Fees	0.25%	1.00%	None	None

Because the management fee and load structure is identical for both Funds and will not change post-reorganization, the dispositive element for consideration of this factor is the Funds’ expense ratios.  Although the Class Z gross expense ratio post-reorganization more closely resembles the Mid-Cap Fund’s Class Z gross expense ratio as of September 30, 2008, the other three Classes’ gross expense ratios post-reorganization more closely resemble the TS&W Mid-Cap Value Fund’s gross expense ratios as of September 30, 2008.  In addition, it is proposed that the TS&W Mid-Cap Value Fund’s net expense ratios will continue post-reorganization.  Therefore, this factor should weigh toward utilizing the historical financial statements and performance of the TS&W Mid-Cap Value Fund.

4. Comparison of the Funds’ asset size.

As of September 30, 2008, the Mid-Cap Fund’s net assets were approximately $116.7 million and the TS&W Mid-Cap Value Fund’s net assets were approximately $63.4 million.  Even though the TS&W Mid-Cap Value Fund is smaller than the Mid-Cap Fund, this factor should not weigh in favor of using the Mid-Cap Fund’s historical performance post-reorganization.  This is because the only change in substance to the TS&W Mid-Cap Value Fund post-reorganization will be a substantial increase in assets, given that the (1) management, (2) investment objectives, policies and restrictions, and (3) net expense ratios of the TS&W Mid-Cap Value Fund are those that will survive post-reorganization.  As discussed above, because these attributes of the TS&W Mid-Cap Value Fund will survive post-reorganization, the TS&W Mid-Cap Value Fund’s historical financial statements and performance should be used post-reorganization so that shareholders in the surviving fund are not be deprived of relevant historical information of the fund in which they are invested.

5. Comparison of the Funds’ portfolio composition.

Immediately post-reorganization, it is anticipated that the holdings will be a combination of both Funds’ holdings immediately prior to the reorganization.  Because it is proposed that the surviving fund will be sub-advised by TS&W and will have the same investment objectives, policies and restrictions as the TS&W Mid-Cap Value Fund, the surviving fund will ultimately most closely resemble the TS&W Mid-Cap Value Fund.  Thus, this factor should weigh toward utilizing the historical financial statements and performance the TS&W Mid-Cap Value Fund.

6. Conclusion

It is notable that the historical performance of the TS&W Mid-Cap Value Fund dates only to its inception date of June 4, 2007, while the historical performance of the Mid-Cap Fund dates back at least 10 years.  Although the performance history of the TS&W Mid-Cap Value Fund is not as extensive as the Mid-Cap Fund, based on the comparison of the factors set forth in the NAST No-Action Letter, the surviving fund will most closely resemble the TS&W Mid-Cap Value Fund.  Therefore, the historical financial statements and performance of the TS&W Mid-Cap Value Fund should be used post-reorganization so that shareholders in the surviving fund are not deprived of information relating to the fund in which they are invested.

Analysis of Proposed Reorganization of the Developing Growth Fund into the Strategic Small Company Fund:

Old Mutual Capital, as adviser to the Developing Growth Fund and the Strategic Small Company Fund (together, the “Funds”), has analyzed the Funds in light of the foregoing factors and proposes that the Strategic Small Company Fund should be the accounting survivor and that the historical performance of the Strategic Small Company Fund should be that which is presented post-reorganization.  The analysis undertaken by Old Mutual Capital to arrive at this proposal is presented below:

1. Comparison of the Funds’ management.

Both Funds are advised by Old Mutual Capital, and it is proposed that Old Mutual Capital would continue as adviser to the surviving fund post-reorganization.  The Developing Growth Fund is sub-advised by Ashfield Capital Partners, LLC (“Ashfield”) and Copper Rock Capital Partners, LLC (“Copper Rock”), and the Strategic Small Company Fund is currently sub-advised by Copper Rock, Eagle Asset Management, Inc. (“Eagle”) and Liberty Ridge Capital, Inc. (“Liberty Ridge”).  Ashfield began providing sub-advisory services to the Developing Growth Fund on November 12, 2007.

Effective on or about March 31, 2009, Liberty Ridge will cease its business operations and will therefore cease providing sub-advisory services to the Strategic Small Company Fund.  To accommodate this event, approximately one week prior to the anticipated effective date of the proposed reorganization, it is proposed that Ashfield replace Liberty Ridge as a sub-adviser to the Strategic Small Company Fund.  Therefore, if the proposal to replace Liberty Ridge with Ashfield is approved by shareholders of the Strategic Small Company Fund, it is proposed that the surviving fund would be sub-advised by Ashfield, Copper Rock and Eagle.  It is notable that due to Liberty Ridge ceasing its business operations, this sub-advisory change would have been proposed to shareholders of the Strategic Small Company Fund even if the reorganization of the Developing Growth Fund into the Strategic Small Company Fund had not been proposed.

Because it is proposed that Old Mutual Capital would continue as adviser to the surviving fund and that Ashfield, Copper Rock and Eagle would continue as sub-advisers to the surviving fund, the surviving fund will more closely resemble the Strategic Small Company Fund immediately prior to the reorganization.  Admittedly, this factor does not weigh strongly toward utilizing the historical financial information and performance of the Strategic Small Company Fund, given that the historical information would not reflect the combination of Ashfield, Copper Rock and Eagle.  However, it does weigh more heavily toward utilizing the historical information of the Strategic Small Company Fund than the Developing Growth Fund because Eagle is not a sub-adviser to the Developing Growth Fund and Ashfield only began providing sub-advisory services to the Developing Growth Fund on November 12, 2007.

2. Comparison of the Funds’ investment objectives, policies and restrictions.

The investment objectives for Funds are similar in that the Developing Growth Fund seeks to provide investors with long-term capital growth and the Strategic Small Company Fund seeks to provide investors with capital growth.  In addition, both Funds seek to achieve their investment objectives by investing in small capitalization companies.  While both Funds invest primarily in securities of small capitalization issuers, the Developing Growth Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small capitalization companies with growth characteristics at the time of purchase, and the Strategic Small Company Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small capitalization companies with growth prospects, value characteristics, or a combination of growth prospects and value characteristics.  With respect to market capitalization, the Developing Growth Fund generally invests in small capitalization companies with an average market capitalization below $2.3 billion, although it may invest in companies outside this range, and the Strategic Small Company Fund invests in small capitalization companies with market capitalizations similar to the companies in the Russell 2000 Index.
It is proposed that post-reorganization, all of the investment objectives, policies and restrictions of the Strategic Small Company Fund will survive.  Therefore, because all of the investment attributes of the Strategic Small Company Fund will survive post-reorganization, this factor should weigh toward utilizing the historical financial information and performance of the Strategic Small Company Fund.

3. Comparison of the Funds’ load structure, expense structure, and expense ratios.

A tabular comparison of the Funds’ expense structure and expense ratios is presented below.  The data shown is unaudited, based on expenses as of September 30, 2008, and determined based on each Fund’s net assets as of September 30, 2008.

Fund	Management Fee*	Gross Expenses	Expense Limit
Class A	Developing Growth	0.95%	198.02%	1.55%
Strategic Small Company	0.95%	3.83%	1.60%
Strategic Small Company (Pro Forma)	0.95%	5.18%	1.55%

Class C	Developing Growth	0.95%	39.82%	2.30%
Strategic Small Company	0.95%	70.37%	2.35%
Strategic Small Company (Pro Forma)	0.95%	39.72%	2.30%

Class Z	Developing Growth	0.95%	1.74%	1.30%
Strategic Small Company	0.95%	1.99%	1.35%
Strategic Small Company (Pro Forma)	0.95%	1.74%	1.30%

Institutional Class	Developing Growth	0.95%	1.31%	1.05%
Strategic Small Company	0.95%	7,121.39%	1.10%
Strategic Small Company (Pro Forma)	0.95%	1.43%	1.05%
*The Funds’ management fee breakpoint schedules are identical.

The Funds’ current management fee is identical and although the gross expense ratios differ, both Funds’ gross expense ratios exceed their current respective expense limitations.  It is proposed that the Developing Growth Fund’s expense limitations, which are lower than or equal to those of the Strategic Small Company Fund, continue post-reorganization.

The Funds’ load structure is identical and is presented below.  It is proposed that the load structure will not change from that presented below post-reorganization.

CLASS A	CLASS C	CLASS Z	INSTITUTIONAL CLASS
Initial Sales Charge	up to 5.75%	None	None	None

CDSC	None (except on redemptions of certain large purchases held for less than one year)	1.00% on redemption within one year	None	None

Distribution and Service Fees	0.25%	1.00%	None	None

Because the management fee and load structure is identical for both Funds and will not change post-reorganization, the dispositive element for consideration of this factor is the Funds’ expense ratios.  Although the Class A gross expense ratio post-reorganization more closely resembles the Strategic Small Company Fund’s Class A gross expense ratio as of September 30, 2008, the other three Classes’ gross expense ratios post-reorganization more closely resemble the Developing Growth Fund’s gross expense ratios as of September 30, 2008.  In addition, it is proposed that the Developing Growth Fund’s net expense ratios will continue post-reorganization.  However, it is notable that while the Strategic Small Company Fund’s current net expense ratios are higher than the proposed net expense ratios post-reorganization, they are only very slightly higher (0.05% for each share class).  While this factor does not weigh toward utilizing the historical financial information and performance of the Strategic Small Company Fund, it is only one of the factors that should be considered.  As compared to the other factors outlined in the NAST No-Action Letter, this factor should not weigh heavily against using the historical information of the Strategic Small Company Fund given the very slight difference between the pre- and post-reorganization net expense ratios.

4. Comparison of the Funds’ asset size.

As of September 30, 2008, the Developing Growth Fund’s net assets were approximately $123.9 million and the Strategic Small Company Fund’s net assets were approximately $22.4 million.  Even though the Strategic Small Company Fund is smaller than the Developing Growth Fund, this factor should not weigh in favor of using the Developing Growth Fund’s historical performance post-reorganization given (1) the closer continuity of management of the Strategic Small Company Fund and the fund post-reorganization, and (2) that the investment objectives, policies and restrictions of the Strategic Small Company Fund are those that will survive post-reorganization.  As discussed above, because these attributes of the Strategic Small Company Fund will survive post-reorganization, the Strategic Small Company Fund’s historical financial information and performance should be used post-reorganization so that shareholders in the surviving fund are not be deprived of the historical information of the fund in which they are invested.

5. Comparison of the Funds’ portfolio composition.

Immediately post-reorganization, it is anticipated that the holdings will be a combination of both Funds’ holdings immediately prior to the reorganization.  Because it is proposed that the surviving fund will be sub-advised by Ashfield, Copper Rock and Eagle and will have the same investment objectives, policies and restrictions as the Strategic Small Company Fund, the surviving fund will ultimately most closely resemble the Strategic Small Company Fund.  Thus, this factor should weigh toward utilizing the historical financial information and performance the Strategic Small Company Fund.

6. Conclusion

Although the expense ratios of the Strategic Small Company Fund will not be carried forward, based on the comparison of the factors set forth in the NAST No-Action Letter, the surviving fund will most closely resemble the Strategic Small Company Fund.  Therefore, the historical financial statements and performance of the Strategic Small Company Fund should be used post-reorganization so that shareholders in the surviving fund are not deprived of information relating to the historical information of the fund in which they are invested.

With respect to the foregoing comments, the Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s pre-effective amendment on Form N-14 to be filed on or about December 15, 2008.

On behalf of the Registrant, we appreciate your assistance in connection with this review.  If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7727.

Very truly yours,

/s/ Kathryn L. Santoro

Kathryn L. Santoro
Associate Counsel
OLD MUTUAL CAPITAL, INC.

cc:	Matthew R. DiClemente, Esq.
Stradley Ronon Stevens & Young, LLP